FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

April, 2012

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

ENDESA CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED MARCH 31, 2012

Highlights for the Period

Summary

➢  Revenues for the first quarter of 2012 decreased by 3.8% when compared to the first quarter of 2011 and reached Ch$ 552,293 million, as a result of a lower average energy sales price.

➢  Physical energy sales rose by 1.8% as of March 2012, reaching 14,433 GWh, mainly explained by increases in Colombia, Argentina and Peru.

➢  Procurement and service costs increased by 9.1% to Ch$ 311,299 million due to higher transportation costs of Ch$ 19,495 million and higher fuel costs of Ch$ 12,823 million.

➢  EBITDA totaled Ch$ 186,803 million during the first quarter of 2012, 7.2% lower than the same previous period, mainly explained by lower average energy sales price in Chile and Argentina, higher transportation costs in Chile, and higher fuel costs in Colombia, Chile and Peru.

➢  Net financial expense amounted to Ch$ 41,387 million, 36.7% higher than for the first quarter of 2011, mainly explained by higher interest expenses of Ch$ 7,714 million and the foreign exchange rate variations, which totaled a loss of Ch$ 1,753 million as of March 2012, compared to a gain of Ch$342 million as of March 2011.

➢  Related company results increased by 4.4% in the first quarter of 2012 and reached Ch$ 28,493 million, mainly due to better results in Endesa Brasil.

➢  Earnings attributable to Endesa Chile shareholders amounted to Ch$ 66,230 million, 31.6% lower than the first quarter of 2011.

Performance by country

➢  In Colombia, EBITDA increased by Ch$ 50,646 million, mainly due to:

•          Non-recurrence of a one-time effect of the equity tax reform in Colombia which implied booking a total amount of Ch$ 42,672 million as other fixed operating costs during the first quarter of 2011.

•          Higher energy sales of Ch$ 19,801 million due to a 14.4% increase in the average energy sales price and a rise of 2.9% in physical energy sales related to a higher hydro generation.

•          These factors were partly offset by higher fuel costs of Ch$ 8,584 in the first quarter of 2012.

➢  In Peru, EBITDA rose by Ch$ 5,000 million due to:

•          Increased energy sales of Ch$ 10,821 million mainly explained by both 17.0% growth in the average energy sales price and 2.0% rise in physical sales.

•          Partially offset by higher fuel costs of Ch$ 4,456 million and higher payroll expenses of Ch$ 1,438 million.

➢  In Chile, EBITDA decreased by Ch$ 61,147 million, mainly due to:

•          Lower energy sales of Ch$ 40,887 million mainly due to a 14.4% reduction in the average energy sales price.

•          Increased transportation costs of Ch$ 17,941 million and higher fuel costs of Ch$ 4,948 million, partly offset by lower energy purchases costs of Ch$ 4,926 million.

➢  In Argentina, EBITDA declined by Ch$ 9,061 million due to:

•          Lower energy sales of Ch$ 11,373 million due to a 18.6% decrease in the average energy sales prices.

•          Higher payroll expenses of Ch$ 2,813 million.

•          These factors were partly offset by lower fuel costs of Ch$ 5,165.

FINANCIAL SUMMARY

➢  Consolidated debt amounted to US$ 3,819 million as of March 31, 2012, 6.7% lower than the same period in 2011.

➢  Average interest rate increased from 8.1% to 9.1% reflecting the increase of interest rates in international markets. In addition, there was a significant inflationary effect on rates, as Endesa Chile has inflation‑indexed local bonds denominated in UF.

➢  The financial expenses coverage ratio decreased from 5.68 to 4.05 times.

➢  Liquidity, a key factor for our financial management, continues to show a solid position on a consolidated basis, with cash and cash equivalents of US$ 729 million as of March 2012, according to operation levels and requirements of the Group.

➢  Coverage and protection:

Endesa Chile has continued to maintain a strict control over its liquidity, both at the parent and subsidiary levels, through the use of hedging instruments to protect the cash flows from risks arising from fluctuations in exchange and interest rates. The following is a detail of the derivative instruments used as of March 31, 2012:

•          Interest-rate swaps from variable to fixed rates for US$ 269 million.

•          Cross-currency swaps for US$ 404 million (UF/US$ partial coverage for Chilean bonds) and forwards for US$ 178 million, in order to reduce exchange rate risk.

These instruments are constantly evaluated and adjusted according to relevant macroeconomic variables, in order to obtain more efficient protection levels.

Market Summary

➢  During the period from April 2011 to March 2012, the Chilean Stock Exchange’s index for the most important 40 shares, “IPSA”,  showed a growth of 1.0%. Latin American markets where the company operates recorded mixed results: BOVESPA (Brazil): -5.9%; Merval (Argentina): -20.8%; COLCAP (Colombia): 1.5%, and ISBVL (Peru) : 11.0%. In Europe, the main Stock Exchanges showed a negative trend over the last 12 months: IBEX: -24.3%, UKX: -2.4% and FTSE 250: -0.5%. On the other hand, the U.S. market performed positively in line with its economic recovery: S&P 500: 6.2% and Dow Jones Industrial: 7.2% (all yields measured in local currency).

➢  The share price of Endesa Chile in the local market remained relatively stable over the past 12 months, showing a variation of -0.7%, explained mainly by the uncertain economic scenario in the world, especially in the European zone and the drought that has affected Chile. The closing price was $879.5 as of March 31, 2012.

➢  On the other hand, Endesa Chile’s ADS value decreased by 2.9% to reach a price of US$54.0, while its share price in Madrid rose by 2.4% reaching €$1.34 as of March 31, 2012.

➢  During the last twelve months, Endesa Chile continued to be among the most actively traded companies in the local stock market (Santiago Stock Exchange and Chilean Electronic Exchange), with a daily average trading volume of US$ 6.3 million.

Risk Rating Classification Information

➢  Endesa Chile’s current ratings are supported by our well diversified asset portfolio, strong credit metrics, adequate debt structure and solid liquidity. Endesa Chile’s geographic diversification in Latin America provides us a natural hedge against different regulations and weather conditions. Our operating subsidiaries have leading market positions in the countries where we operate.

➢  On April 25, 2011, Moody's upgraded the senior unsecured rating of Endesa Chile from “Baa3” to “Baa2 with stable outlook”. Moreover, on December 30, 2011, Feller Rate ratified the “AA” local rating of Endesa Chile’s bonds, shares and commercial papers program.

➢  On the other hand, Standard & Poors (November 30, 2011) and Fitch Ratings (January 5, 2012) affirmed the international credit risk rating for Endesa Chile of “BBB+” with Outlook stable.

➢  The current international risk ratings are:

Endesa Chile	S&P	Moody’s	Fitch
Corporate	BBB+ / Stable	Baa2 / Stable	BBB+ / Stable

➢  The domestic ratings (for securities issued in Chile) are:

Endesa Chile	Feller Rate	Fitch
Shares	1st Class Level 1	1st Class Level 1
Bonds	AA / Stable	AA / Stable

Table of Contents

TABLE OF CONTENTS	5
GENERAL INFORMATION	6
SIMPLIFIED ORGANIZATIONAL STRUCTURE	6
CONSOLIDATED INCOME STATEMENT ANALYSIS	7
NET INCOME	7
OPERATING INCOME	7
NET FINANCIAL RESULT	8
OTHER RESULTS AND TAXES	8
CONSOLIDATED BALANCE SHEET ANALYSIS	9
ASSETS	9
LIABILITIES AND SHAREHOLDER’S EQUITY	10
DEBT MATURITY WITH THIRD PARTIES	11
EVOLUTION OF KEY FINANCIAL RATIOS	12
CONSOLIDATED STATEMENTS OF CASH FLOWS ANALYSIS	13
CASH FLOW RECEIVED FROM FOREIGN SUBSIDIARIES BY ENDESA CHILE	14
CAPEX AND DEPRECIATION	14
ARGENTINA	15
CHILE	18
COLOMBIA	20
PERU	22
BRAZIL (NON-CONSOLIDATED COMPANIES)	23
MAIN RISKS ASSOCIATED TO THE ACTIVITIES OF ENDESA CHILE	27
SUSTAINABILITY AND THE ENVIRONMENT	31
BOOK VALUE AND ECONOMIC VALUE OF ASSETS	32
OPERATING INCOME BY SUBSIDIARY	33
MAIN PHYSICAL FIGURES OF CHILEAN COMPANIES	34
MAIN PHYSICAL FIGURES OF CONSOLIDATED COMPANIES	35
MAIN PHYSICAL FIGURES OF NON-CONSOLIDATED BRAZILIAN COMPANIES	36
MARKET INFORMATION	37
CONFERENCE CALL INVITATION	40

General Information

(Santiago, Chile, Wednesday 25, April 2012) – Endesa Chile (NYSE: EOC), announced today its consolidated financial results for the three-month period ended March 31, 2012. All figures are in Chilean pesos (Ch$) and in accordance with International Financial Reporting Standards (IFRS). Variations refer to the period between March 31, 2011 and March 31, 2012.

Figures as of March 31, 2012 are additionally translated into US dollars, merely as a convenience translation, using the exchange rate of US$1 = Ch$ 487.44 as of March 31, 2012 for the Balance Sheet, and the average exchange rate for the period of US$1 = Ch$ 489.04 for the Income Statement, Cash Flow Statements, Capex and Depreciation values.

Endesa Chile’s consolidated financial statements for such period include all of its Chilean subsidiaries (*), as well as its jointly-controlled companies or affiliates (GasAtacama, HidroAysén and Transquillota), Argentine subsidiaries (Hidroeléctrica El Chocón S.A. and Endesa Costanera S.A.), its Colombian subsidiary (Emgesa S.A. E.S.P.) and its Peruvian subsidiary (Edegel S.A.A.).

In the following pages you will find a detailed analysis of financial statements, and a brief explanation for most important variations and comments on main items in the P&L and Cash Flow Statements compared to the information as of March 31, 2011.

*    Endesa Chile’s subsidiaries in Chile are Endesa Eco, Celta, Pangue, Pehuenche, San Isidro, Ingendesa, Enigesa and Túnel El Melón.

Simplified Organizational Structure

Consolidated Income Statement Analysis

Net Income

Net Income attributable to Endesa Chile’s shareholders as of March 2012 was Ch$ 66,230 million, representing a 31.6% decrease over the first quarter of 2011, which was Ch$ 96,859 million.

Table 1
CONSOLIDATED INCOME STATEMENT	(Million Ch$)				(Thousand US$)
	3M 2011	3M 2012	Var 2012 - 2011	Chg %	3M 2012
Sales	566,632	551,552	(15,080)	-2.7%	1,127,826
Energy sales	553,126	529,422	(23,704)	-4.3%	1,082,574
Other sales	2,466	960	(1,505)	-61.1%	1,964
Other services	11,041	21,170	10,129	91.7%	43,289
Other operating income	7,303	741	(6,562)	-89.9%	1,515
Revenues	573,935	552,293	(21,642)	-3.8%	1,129,342
Energy purchases	(80,794)	(74,499)	6,294	-7.8%	(152,338)
Fuel consumption	(146,892)	(159,714)	(12,822)	8.7%	(326,587)
Transportation expenses	(46,458)	(65,953)	(19,495)	42.0%	(134,862)
Other variable costs	(11,142)	(11,133)	9	-0.1%	(22,764)
Procurements and Services	(285,284)	(311,299)	(26,015)	9.1%	(636,551)

Contribution Margin	288,651	240,994	(47,656)	-16.5%	492,791
Other work performed by entity and capitalized	295	2,598	2,303	781.9%	5,312
Employee benefits expense	(19,662)	(26,739)	(7,077)	36.0%	(54,676)
Other fixed operating expenses	(67,918)	(30,050)	37,867	-55.8%	(61,448)

Gross Operating Income (EBITDA)	201,365	186,803	(14,563)	-7.2%	381,978
Depreciation and amortization	(42,840)	(46,642)	(3,802)	8.9%	(95,375)
Reversal of impairment profit (impairment loss) recognized in profit or loss	74	48	(26)	-34.9%	99

Operating Income	158,600	140,209	(18,391)	-11.6%	286,702

Net Financial Income	(30,281)	(41,387)	(11,107)	36.7%	(84,629)
Financial income	5,158	4,739	(419)	-8.1%	9,690
Financial costs	(34,688)	(42,402)	(7,714)	22.2%	(86,704)
Gain (Loss) for indexed assets and liabilities	(1,093)	(1,971)	(878)	80.3%	(4,030)
Foreign currency exchange differences, net	342	(1,753)	(2,095)	-612.4%	(3,585)
Share of profit (loss) of associates accounted for using the equity method	27,281	28,492	1,211	4.4%	58,262
Negative consolidation differences	-	-	-		-
Net Income From Other Investments	52	1	(51)	-98.7%	1
Net Income From Sale of Assets	39	-	(39)	-100.0%	-
Other non operational expenses	-	-	-		-

Net Income before Taxes	155,692	127,315	(28,377)	-18.2%	260,336
Income Tax	(48,569)	(20,998)	27,572	-56.8%	(42,937)
Net Income	107,122	106,317	(805)	-0.8%	217,399
Owners of parent	96,859	66,230	(30,629)	-31.6%	135,429
Non-controlling interest	10,263	40,087	29,823	290.6%	81,970

Earning per share (Ch$ /share and US$ / ADR)	11.8	8.1	(3.7)	(31.6%)	0.5

Operating Income

Operating Income reached Ch$ 140,209 million as of March 2012, 11.6% lower than Ch$ 158,600 million reported as of March 2011, mainly explained by a lower average energy sales price, higher transportation costs of Ch$ 19,495 million and higher fuel costs of Ch$ 12,822 million. This was partially offset by lower Other Fixed Operating Expenses of Ch$ 37,868 million, which reflects the negative impact of the one-time effect of the reform on the Equity Tax imposed by the Colombian government, accounting on the first quarter of 2011 the total amount to be paid in the period 2011-2014.

Endesa Chile’s EBITDA, or gross operating income, amounted to Ch$ 186,803 million, representing a 7.2% decrease compared to the first quarter of 2011. This figure does not include the contribution of Endesa Brasil of Ch$ 25,836 million as of March 2012, which is accounted under equity method.

Operating revenues and costs, detailed by business are:

Table 2
	Chile				Argentina				Colombia
	Million Ch$		Chg %	Th. US$	Million Ch$		Chg %	Th. US$	Million Ch$		Chg %	Th. US$
	3M 2011	3M 2012		3M 2012	3M 2011	3M 2012		3M 2012	3M 2011	3M 2012		3M 2012
Operating Revenues	288,851	329,738	14.2%	674,256	58,083	69,456	19.6%	142,025	135,178	115,378	(14.6%)	235,928
% of consolidated	52.3%	57.5%		57.5%	10.5%	12.1%		12.1%	24.5%	20.1%		20.1%
Operating Costs	(253,447)	(233,767)	(7.8%)	(478,012)	(58,903)	(58,012)	(1.5%)	(118,624)	(57,084)	(87,441)	53.2%	(178,801)
% of consolidated	61.5%	56.3%		56.3%	14.3%	14.0%		14.0%				21.1%

Operating Income	35,404	95,971	171.1%	196,244	(820)	11,444	(1495.6%)	23,401	78,094	27,937	(64.2%)	57,126

	Peru				Consolidated
	Million Ch$		Chg %	Th. US$	Million Ch$		Chg %	Th. US$
	3M 2011	3M 2012		3M 2012	3M 2011	3M 2012		3M 2012
Operating Revenues	70,295	59,475	(15.4%)	121,616	552,293	573,935	3.9%	1,173,595
% of consolidated	12.7%	10.4%		10.4%	100.0%	100.0%		100.0%
Operating Costs	(42,764)	(36,227)	(15.3%)	(74,078)	(412,084)	(415,335)	0.8%	(849,286)
% of consolidated	10.4%	8.7%		8.7%	100.0%	100.0%		100.0%

Operating Income	27,531	23,248	(15.6%)	47,538	140,209	158,600	13.1%	324,309

Net Financial Result

The company’s net financial expense totaled Ch$ 41,387 million, 36.7% higher than Ch$ 30,281 million reported as of March 2011. Main variations explaining this result were higher interest expenses of Ch$ 7,714 million, an exchange difference loss increased by Ch$ 2,095 million, and a lower interest income of Ch$ 419 million.

Other Results and Taxes

Related companies results amounted to Ch$ 28,492 million as of March 2012, growing by 4.4% compared to the same previous period. This result mainly reflects the proportional participation in the results of the associate company Endesa Brasil, whose contribution totaled Ch$ 25,836 million.

Income taxes in the first quarter of 2012 decreased by 56.8%, equivalent to Ch$ 27,571 million, when compared to the first quarter of 2011.

Consolidated Balance Sheet Analysis

Assets

Table 3
ASSETS	(Million Ch$)				(Thousand US$)
	As of Dec 31, 2011	As of Mar 31, 2012	Var 2012 - 2011	Chg %	As of Mar 31, 2012

CURRENT ASSETS
Cash and cash equivalents	421,282	355,156	(66,127)	(15.7%)	728,614
Other current financial assets	914	831	(83)	(9.1%)	1,705
Other current non-financial assets	17,192	14,447	(2,745)	(16.0%)	29,638
Trade and other current receivables	296,147	254,789	(41,358)	(14.0%)	522,708
Accounts receivable from related companies	83,101	73,806	(9,295)	(11.2%)	151,416
Inventories	55,904	59,161	3,256	5.8%	121,370
Current tax assets	85,515	99,204	13,689	16.0%	203,520
Total Current Assets	960,055	857,393	(102,663)	(10.7%)	1,758,971

NON-CURRENT ASSETS
Other non-current financial assets	13,599	27,436	13,837	101.8%	56,286
Other non-current non-financial assets	1,463	2,419	956	65.3%	4,963
Trade accounts receivables and other receivables, net	151,609	137,481	(14,127)	(9.3%)	282,048
Investment accounted for using equity method	582,199	581,367	(832)	(0.1%)	1,192,694
Intangible assets other than goodwill	45,680	45,420	(260)	(0.6%)	93,180
Goodwill	106,399	100,969	(5,430)	(5.1%)	207,141
Property, plant and equipment, net	4,603,903	4,569,036	(34,866)	(0.8%)	9,373,535
Deferred tax assets	97,107	109,095	11,988	12.3%	223,812
Total Non-Current Assets	5,601,958	5,573,223	(28,735)	(0.5%)	11,433,660

TOTAL ASSETS	6,562,013	6,430,616	(131,397)	(2.0%)	13,192,630

Company’s Total Assets declined by Ch$ 131,397 million as of March 2012, compared to December 2011, mainly due to:

➢  Current assets decreased by Ch$ 102,663 million, equivalent to a 10.7% reduction mostly due to:

❖  Decrease of Ch$ 66,127 million in cash and cash equivalents, mainly due to the Endesa Chile UF denominated F-Series bond payment of Ch$ 30,930 million and bonds interest payment in US dollars of Ch$ 18,418 million, coupled with Emgesa bonds dividends and interest payments of Ch$ 11,856 million.

❖  Reduction in related companies account receivables and trade receivables for a total amount of Ch$ 50,653 million.

❖  Partly offset by an increase in the tax assets account of Ch$ 13,689 million.

➢  Non-current assets decreased by Ch$ 28,735 million, equivalent to a 0.5% fall, mainly explained by:

❖  Decline of Ch$ 34,866 million in property, plant and equipment, mainly resulting from additions during the period of Ch$ 51,130 million offset by negative conversion effects of Ch$ 37,915 million and by Ch$ 45,518 million in depreciation.

❖  Partially offset by an increase in other financial assets of Ch$ 13,837 million as a result of Endesa Chile’s financial derivatives.

Liabilities and Shareholder’s Equity

Table 4
LIABILITIES AND SHAREHOLDERS' EQUITY	(Million Ch$)				(Thousand US$)
	As of Dec 31, 2011	As of Mar 31, 2012	Var 2012 - 2011	Chg %	As of Mar 31, 2012

CURRENT LIABILITIES
Other current financial liabilities	305,558	334,293	28,735	9.4%	685,813
Trade and other current payables	357,781	408,369	50,588	14.1%	837,783
Accounts payable to related companies	135,386	146,565	11,178	8.3%	300,682
Other short-term provisions	36,861	43,031	6,170	16.7%	88,279
Current tax liabilities	92,176	85,270	(6,905)	(7.5%)	174,935
Current provisions for employee benefits	-	-	-	-	-
Other current non-financial liabilities	9,467	8,601	(866)	(9.1%)	17,645
Total Current Liabilities	937,229	1,026,128	88,899	9.5%	2,105,138

NON-CURRENT LIABILITIES
Other non-current financial liabilities	1,728,094	1,587,457	(140,637)	(8.1%)	3,256,723
Non-current payables	-	-	-	-	-
Other-long term provisions	12,302	12,568	266	2.2%	25,784
Deferred tax liabilities	338,889	326,152	(12,737)	(3.8%)	669,113
Non-current provisions for employee benefits	36,569	36,349	(220)	(0.6%)	74,572
Other non-current non-financial liabilities	67,790	61,912	(5,878)	(8.7%)	127,015
Total Non-Current Liabilities	2,183,644	2,024,439	(159,205)	(7.3%)	4,153,206

SHAREHOLDERS' EQUITY
Issued capital	1,331,714	1,331,714	-	0.0%	2,732,057
Retained earnings (losses)	1,636,788	1,683,211	46,423	2.8%	3,453,165
Share premium	206,009	206,009	-	0.0%	422,634
Other equity changes	-	-	-	-	-
Reserves	(615,972)	(625,897)	(9,924)	1.6%	(1,284,049)
					-
Equity Attributable to Shareholders of the Company	2,558,538	2,595,037	36,499	1.4%	5,323,808
Equity Attributable to Minority Interest	882,602	785,012	(97,590)	(11.1%)	1,610,478
Total Shareholders' Equity	3,441,140	3,380,048	(61,091)	(1.8%)	6,934,286

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	6,562,013	6,430,616	(131,397)	(2.0%)	13,192,630

Company’s Total Liabilities showed a decline of Ch$ 131,397 million compared to December 2011, mainly as a consequence of:

➢  Non-current liabilities fell by Ch$ 159,205 million, equivalent to 7.3%, primarily explained by:

❖  Decrease in other non-current liabilities of Ch$ 140,637 million, mainly in Endesa Chile due to the transfer to short-term of UF denominated K Series bonds of Ch$ 90,134 million and the decrease of Ch$ 36,867 million in US dollar denominated debt due to the exchange rate variation. Additionally, Edegel decreased by Ch$ 7,726 million due to foreign exchange conversion and Ch$ 7,540 million due to bond and debt transfers from long to short-term.

➢  Current liabilities increased by Ch$ 88,899 million, equivalent to 9.5%, mostly owing to:

❖  Increase in commercial and other accounts payable of Ch$ 50,588 million, mainly due to higher fuel and energy account obligations of Ch$ 32,955 million, higher dividends payable of Ch$ 102,388 million, offset by a decline in accounts payable for goods and services of Ch$ 108,409 million.

❖  Increase in other current financial liabilities of Ch$ 28,735 million, mainly due to the transfer from long-term of the UF denominated K Series bonds of Ch$ 90,134 million and interest and adjustments accruals of Ch$ 4,180 million, offset by the UF denominated F Series bond payment of Ch$ 30,930 million and dollar interest payment of Ch$ 10,177 million.

➢  Equity decreased by Ch$ 61,091 million compared to December 2011. The controllers’ equity grew by Ch$ 36,499 million which is mainly explained by the result for the period of Ch$ 66,230 million and a rise of hedging reserve of Ch$ 39,640 million. This was offset by the provision of minimum dividends of Ch$ 19,869 million and the conversion reserve decline of Ch$ 49,566 million.

➢  Minority interest decreased by Ch$ 97,590 million due to the net translation effects and the minorities’ result.

Debt Maturity with Third Parties

Table 5
(Thousand US$)	2012	2013	2014	2015	2016	Balance	TOTAL
Chile	230,291	419,768	153,666	219,431	15,313	923,477	1,961,946
Endesa Chile (*)	230,291	419,768	153,666	219,431	15,313	923,477	1,961,946
Argentina	103,145	66,354	56,451	35,054	34,267	0	295,271
Costanera	76,046	38,179	31,593	27,410	34,267	0	207,495
Chocón	26,824	28,174	24,859	7,644	0	0	87,501
Hidroinvest	275	0	0	0	0	0	275
Peru	51,982	52,149	50,472	33,719	57,364	129,199	374,884
Edegel	51,982	52,149	50,472	33,719	57,364	129,199	374,884
Colombia	170,199	0	79,048	139,503	0	798,016	1,186,767
Emgesa	170,199	0	79,048	139,503	0	798,016	1,186,767
TOTAL	555,617	538,271	339,638	427,707	106,944	1,850,692	3,818,868

Table 5.1
(Million Ch$)	2012	2013	2014	2015	2016	Balance	TOTAL
Chile	112,253	204,612	74,903	106,959	7,464	450,140	956,331
Endesa Chile (*)	112,253	204,612	74,903	106,959	7,464	450,140	956,331
Argentina	50,277	32,343	27,517	17,087	16,703	0	143,927
Costanera	37,068	18,610	15,399	13,361	16,703	0	101,141
Chocón	13,075	13,733	12,117	3,726	0	0	42,651
Hidroinvest	134	0	0	0	0	0	134
Peru	25,338	25,420	24,602	16,436	27,961	62,977	182,734
Edegel	25,338	25,420	24,602	16,436	27,961	62,977	182,734
Colombia	82,962	0	38,531	68,000	0	388,985	578,478
Emgesa	82,962	0	38,531	68,000	0	388,985	578,478
TOTAL	270,830	262,375	165,553	208,481	52,129	902,101	1,861,469
(*) Includes: Endesa Chile, Pangue Pehuenche, San Isidro, Celta and Túnel El Melón

Evolution Of Key Financial Ratios

Table 6
Indicator	Unit	3M 2012	FY 2011	Var 2012 - 2011	Chg %
Liquidity	Times	0.84	1.02	(0.18)	(17.6%)
Acid-test *	Times	0.77	0.96	(0.19)	(19.8%)
Working capital	Million Ch$	(168,735)	22,826	(191,561)	(839.2%)
Working capital	Thousand US$	(346,166)	46,828	(392,994)	(839.2%)
Leverage **	Times	0.90	0.91	(0.01)	(1.1%)
Short-term debt	%	33.6%	30.0%	3.6%	12.0%
Long-term debt	%	66.4%	70.0%	-3.6%	(5.2%)
* (Current assets net of inventories and prepaid expenses) / Current liabilities
** Total debt / (equity + minority interest)

Table 6.1
Indicator	Unit	3M 2012	3M 2011	Var 2012 - 2011	Chg %
Financial expenses coverage*	Times	4.05	5.68	-163.0%	(28.7%)
Op. income / Op. rev.	%	25.4%	27.6%	-2.2%	(8.1%)
ROE **	%	16.4%	23.2%	-6.8%	(29.1%)
ROA **	%	9.1%	10.7%	-1.6%	(14.8%)
* EBITDA / (Financial expenses + Income (Loss) for indexed assets and liabilities + Foreign currency exchange differences, net)
** Annualized figures

Liquidity index as of March 2012 was 0.84 times, a 17.6% decrease compared to December 2011. This ratio shows the Company’s solid liquidity position, meeting its obligations with banks, financing its investments with cash surpluses, and reflecting a satisfactory debt repayment schedule.

Acid-test ratio reached 0.77 times, a 19.8% decline over December 2011, basically explained by a decrease in current assets, regarding cash and cash equivalents, trade receivables and other accounts receivable, coupled with a rise in current liabilities in accounts of financial liabilities, trade and other payables.

Leverage ratio was 0.90 times as of March 2012, reflecting a 1.1% decline compared to December 2011.

Consolidated Statements of Cash Flows Analysis

Table 7
CASH FLOW	(Million Ch$)				(Thousand US$)
	3M 2011	3M 2012	Var 2012 - 2011	Chg %	3M 2012

Net Income	107,122	106,317	(805)	-0.8%	217,399

Adjustments to reconcile net income
Income tax expense	48,569	20,998	(27,572)	-56.8%	42,937
Decrease (increse) in inventories	2,630	(7,187)	(9,817)	-373.3%	(14,695)
Decrease (increase) in trade accounts receivable	(41,737)	29,293	71,030	-170.2%	59,898
Decrease (increase) in other operating accounts receivable	(5,158)	(4,740)	419	-8.1%	(9,692)
Decrease (increase) in trade accounts payable	(6,690)	(52,160)	(45,470)	679.7%	(106,658)
Decrease (increase) in other operating accounts payable	33,843	41,472	7,629	22.5%	84,803
Depreciation and amortization expense	42,840	46,642	3,802	8.9%	95,375
Impairment losses	(74)	(48)	26	-34.9%	(99)
Provisions	1,774	(1,138)	(2,912)	-164.1%	(2,327)
Unrealized foreign exchange losses (gains)	(342)	1,753	2,095	-612.4%	3,585
Adjustments for undistributed profits of associates	(27,281)	(28,492)	(1,211)	4.4%	(58,262)
Other non-cash	(8,969)	64,137	73,107	-815.1%	131,150
Other Adjustments	-	-	-	0.0%	-
Total adjustments to reconcile net income	39,404	110,530	71,127	180.5%	226,015
Dividends paid	-	-	-	0.0%	-
Payments of interest	-	-	-	0.0%	-
Income taxes refund (paid)	(35,723)	(72,403)	(36,680)	102.7%	(148,051)
Other inflows (outflows) of cash	-	-	-	0.0%	-

NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	110,804	144,444	33,641	30.4%	295,363

Net Cash Flows provided by (used in) Investing Activities
Cash flows used for obtaining control of subsidiaries or other businesses	-	-	-	0.0%	-
Loans to related companies	(86)	-	86	-100.0%	-
Proceeds from sales of property, plant and equipment	84	901	817	970.9%	1,843
Purchase of property, plant and equipment	(74,393)	(54,393)	20,000	-26.9%	(111,224)
Purchase of intangible assets	(3,301)	(465)	2,836	-85.9%	(950)
Purchase of other long-term assets	-	-	-	0.0%	-
Proceeds from prepayments reimbursed and third party loans	-	-	-	0.0%	-
Dividends received	-	-	-	0.0%	-
Interest received	-	-	-	0.0%	-
Other inflows (outflows) of cash	-	-	-	0.0%	-
NET CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES	(77,695)	(53,956)	23,739	-30.6%	(110,331)

Cash Flows provided by (used in) Financing Activities
Proceeds from long-term borrowings	215,229	1	(215,228)	-100.0%	2
Proceeds from loans from related companies	-	(1)	(1)	-	(1)
Repayments of borrowings	(37,376)	(7,019)	30,357	-81.2%	(14,352)
Payments of finance lease liabilities	(2,239)	(1,772)	468	-20.9%	(3,623)
Repayment of loans to related companies	(33,743)	-	33,743	-100.0%	-
Dividends paid	(114,734)	(62,640)	52,094	-45.4%	(128,088)
Interest paid	(30,306)	(57,758)	(27,452)	90.6%	(118,106)
Other financing proceeds (payments)	-	(28,464)	(28,464)	-	(58,203)
NET CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES	(3,170)	(157,652)	(154,482)	4873.7%	(322,371)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS BEFORE EFFECTS OF EXCHANGE RATE	29,939	(67,165)	(97,103)	-324.3%	(137,340)
	-	-
Effect of exchange rate changes on cash and cash equivalents	10,266	1,038	(9,228)	-89.9%	2,122
Net Increase (Decrease) in Cash and Cash Equivalents	40,204	(66,127)	(106,331)	-264.5%	(135,217)
Cash and cash equivalents at beginning of period	333,270	421,282	88,012	26.4%	861,447
Cash and cash equivalents at end of period	373,474	355,156	(18,318)	-4.9%	726,230

The company generated a net negative cash flow of Ch$ 67,165 million in the period, which can be broken down as follows:

Operating activities generated a positive cash flow of Ch$ 144,444 million, representing a 30.4% growth compared to March 2011. This cash flow comprised mainly the net income for the period of Ch$ 106,317 million.

Investing activities generated a negative flow of Ch$ 53,956 million, mainly resulting from acquisitions of property, plant and equipment for Ch$ 54,393 million.

Financing activities generated a negative flow of Ch$ 157,652 million. This was mainly generated by dividends paid for Ch$ 62,640 million, interest payments for Ch$ 57,758 million, and loan repayments and financial leasing for Ch$ 8,791 million.

Cash Flow Received From Foreign Subsidiaries by Endesa Chile

Table 8
Cash Flow	Interest Received		Dividends Received		Capital Reductions		Others		Total Cash Received
(Thousand US$)
	3M 2011	3M 2012	3M 2011	3M 2012	3M 2011	3M 2012	3M 2011	3M 2012	3M 2011	3M 2012
Argentina	102	0	0	0	0	0	0	0	102	0
Peru	0	0	0	0	0	0	0	0	0	0
Brazil	0	0	0	0	0	0	0	0	0	0
Colombia	0	0	0	11,186	0	0	0	0	0	11,186
Others*	0	0	0	0	0	0	0	0	0	0
Total	102	0	0	11,186	0	0	0	0	102	11,186
(*) Interest paid by jointly-controlled company Atacama Finance

Capex and Depreciation

Table 9
	Payments for Additions of Fixed Assets			Depreciation

	Million Ch$		Thousand US$	Million Ch$		Thousand US$
	3M 2011	3M 2012	3M 2012	3M 2011	3M 2012	3M 2012
Endesa Chile	32,955	15,836	32,381	11,941	11,364	23,237
Endesa Eco	860	763	1,561	1,764	1,796	3,673
Pehuenche	72	208	425	2,163	2,132	4,360
San Isidro	3,391	1,574	3,219	1,908	1,991	4,071
Pangue	38	2	4	969	969	1,980
Celta	251	1,260	2,576	699	706	1,443
Enigesa	-	4	8	67	67	136
Ingendesa	-	-	-	23	20	42
Túnel El Melón	-	74	150	13	13	27
EASA	9,006	5,732	11,721	3,698	6,900	14,110
Emgesa	29,063	26,178	53,529	8,271	8,765	17,923
Generandes Perú	-	2,274	4,651	8,839	9,562	19,552
Transquillota	764	-	-	81	86	176
Hidroaysén	-	1,074	2,197	12	12	24
Gas Atacama	140	534	1,092	1,387	1,393	2,849
Consolidation Adjustments	(3,036)	(1,120)	(2,291)	(79)	(248)	(508)
Total	73,146	54,393	111,224	41,757	45,518	93,076

Argentina

In Argentina, operating income for the first quarter of 2012 was a loss of Ch $ 820 million, which compares unfavorably with the gain of Ch $ 11,444 million as of March 2011. This was mainly explained by a decrease of 16.4% in operating revenues, which totaled Ch$ 58,083 million in the first quarter of 2012, reflecting a 18.6% reduction in average energy sales price in pesos. Nevertheless, physical sales increased by 2.8% as of March 2012 regarding the same previous period.

This result was partially offset by Ch$ 5,165 million of lower fuel costs in March 2012, mainly related to an increased availability of gas for combined cycle generation.

EBITDA, or gross operating income, in Argentina fell by 59.8% and reached Ch$ 6,080 million.

Table 10
	(Million Ch$)				(Thousand US$)
Argentina	3M 2011	3M 2012	Var 2012 - 2011	Chg %	3M 2012
Operating Revenues	69,456	58,083	(11,373)	-16.4%	118,769
Procurements and Services	(49,155)	(42,980)	6,176	-12.6%	(87,886)
Contribution Margin	20,300	15,103	(5,197)	-25.6%	30,884
Other Costs	(5,159)	(9,023)	(3,864)	74.9%	(18,450)
Gross Operating Income (EBITDA)	15,142	6,080	(9,061)	-59.8%	12,433
Depreciation and Amortization	(3,698)	(6,900)	(3,202)	86.6%	(14,110)
Operating Income	11,444	(820)	(12,264)	-107.2%	(1,677)
EBITDA Margin	21.8%	10.5%
Operating Margin	16.5%	-1.4%

Table 10.1
Argentina	3M 2011	3M 2012	Var 2012 - 2011	Chg %
GWh Produced	2,836	2,896	60	2.1%
GWh Sold	2,981	3,066	85	2.8%
Market Share *	10.2%	9.9%	(0.34) pp.
(*): As a percentage of total sales of the system

The net effect of translating the financial statements from Argentinean pesos to Chilean pesos in both periods led to a 6.2% decrease in Chilean pesos as of March 2012, when compared to March 2011.

Endesa Costanera

Operating income moved from a gain of Ch$ 6,097 million as of March 2011 to a loss of Ch$ 6,084 million as of March 2012, mainly reflecting a decline of 19.3% in revenues related to lower energy sales prices, coupled with higher payroll expenses of Ch$ 2,669 million mainly due to union negotiations. This was partially offset by Ch $ 5,165 million of lower fuel costs, equivalent to a 12.2% decrease compared to March 2011.

Table 10.2
Endesa Costanera	Million Ch$				Thousand US$
	3M 2011	3M 2012	Var 2012 - 2011	Chg %	3M 2012
Operating Revenues	58,055	46,828	(11,227)	-19.3%	95,755
Procurement and Services	(44,908)	(39,340)	5,567	-12.4%	(80,444)
Contribution Margin	13,147	7,488	(5,659)	-43.0%	15,311
Other Costs	(4,074)	(7,352)	(3,278)	80.5%	(15,034)
Gross Operating Income (EBITDA)	9,073	136	(8,937)	(98.5%)	277
Depreciation and Amortization	(2,976)	(6,220)	(3,243)	109.0%	(12,718)
Operating Income	6,097	(6,084)	(12,181)	-199.8%	(12,441)
Figures may differ from those accounted under Argentine GAAP.

Table 10.3
Endesa Costanera	3M 2011	3M 2012	Var 2012 - 2011	Chg %
GWh Produced	2,301	2,352	51	2.2%
GWh Sold	2,306	2,392	86	3.7%
Market Share *	7.9%	7.7%	(0.19) pp.
(*): As a percentage of total sales of the system

El Chocón

Operating income reached Ch$ 5,347 million as of March 2012, remaining stable over the same period of 2011. Operating revenues reached Ch$ 11,295 million, a 0.9% decrease in March 2012, offset by lower transportation costs and other variable supplies costs with a total amount of Ch$ 705 million.

Table 10.4
El Chocón	Million Ch$				Thousand US$
	3M 2011	3M 2012	Var 2012 - 2011	Chg %	3M 2012
Operating Revenues	11,401	11,295	(106)	-0.9%	23,097
Procurement and Services	(4,247)	(3,639)	608	-14.3%	(7,441)
Contribution Margin	7,154	7,656	502	7.0%	15,656
Other Costs	(1,070)	(1,628)	(558)	52.2%	(3,330)
Gross Operating Income (EBITDA)	6,084	6,028	(56)	(0.9%)	12,326
Depreciation and Amortization	(722)	(681)	41	-5.7%	(1,392)
Operating Income	5,362	5,347	(15)	-0.3%	10,934
Figures may differ from those accounted under Argentine GAAP.

Table 10.5
El Chocón	3M 2011	3M 2012	Var 2012 - 2011	Chg %
GWh Produced	535	544	9	1.6%
GWh Sold	675	673	(2)	(0.2%)
Market Share *	2.3%	2.2%	(0.14) pp.
(*): As a percentage of total sales of the system

Most important changes in the market

•         The operation of the reservoirs continues to be controlled by the Dispatch Organism (OED) in order to preserve the largest possible volume of water.

•         Energy demand as of March 2012 was 31,062 GWh, representing a 6.4% increase compared to the same period of 2011 (29,207 GWh). During February, SADI reported a historic maximum in demand of 21,949 MW.

Market Risk Analysis

•         Hydrological Situation: As of March 31, 2012, El Chocón reservoir marked a depth of 378.34 m. above sea level (asl) (equivalent to 1,144 GWh stored, 71% of the reservoir’s capacity), which is above the 112 GWh registered at the same month in year 2011. The water flows in Comahue basin averaged around 69% of the historic average during the first quarter of 2012.

•         Market prices in Argentina are limited to Ar$120 per MWh in accordance with Resolution SE-240 of 2003. During the first quarter of 2012, the average market price was Ar$119.6 per MWh (approx. US$ 27.5 per MWh) which represents a 0.2% increase when compared with the same period in 2011 (Ar$ 119.4 per MWh).

Investments

From 2010 to date, Endesa Costanera has focused on obtaining resources from local authorities, in order to improve the operation of its steam turbines of the Costanera plant. It is planned to carry out improvements in this facility for US$ 113.7 million in the next three years. Currently, the Company is working with the government in the documentation needed for the trust. The bidding process for the project’s work is still in process. The bid opening was held on January 20, 2012, and the thereof analysis and evaluation started, as well as the negotiations with the selected provider. With this initiative and others that are currently being developed, Endesa Costanera will contribute significantly to ensure the energy supply in the central area of Buenos Aires.

Chile

Operating income in Chile decreased from Ch$ 95,971 million in the first quarter of 2011 to Ch$ 35,404 million in the first quarter of 2012, mainly explained by a 12.4% decline in operating revenues due to a 14.4% reduction in the average energy sales price expressed in Chilean pesos.

Another relevant factor in the operating income variation was a 9.7% rise in procurement and services costs, primarily due to higher transportation costs and higher fuel costs, with a total increase of Ch$ 22.889 million as of March 2012.

The above led to an EBITDA, or gross operating result, of the Chilean business of Ch$ 56,527 million for the first quarter of 2012, representing a 52.0% decline when compared to the same previous period.

Table 11
	(Million Ch$)				(Thousand US$)
Chile	3M 2011	3M 2012	Var 2012 - 2011	Chg %	3M 2012
Operating Revenues	329,738	288,851	(40,887)	-12.4%	590,649
Procurement and Services	(184,708)	(202,627)	(17,919)	9.7%	(414,337)
Contribution Margin	145,030	86,224	(58,806)	-40.5%	176,312
Other Costs	(27,356)	(29,697)	(2,341)	8.6%	(60,725)
Gross Operating Income (EBITDA)	117,674	56,527	(61,147)	-52.0%	115,587
Depreciation and Amortization	(21,703)	(21,122)	580	-2.7%	(43,192)
Operating Income	95,971	35,404	(60,567)	-63.1%	72,395
EBITDA Margin	35.7%	19.6%
Operating Margin	29.1%	12.3%

Table 11.1
Chile	3M 2011	3M 2012	Var 2012 - 2011	Chg %
GWh Produced	4,874	4,875	2	0.0%
GWh Sold	5,169	5,191	22	0.4%
Market Share *	35.9%	33.6%	(2.23) pp.
(*): As a percentage of total sales of the system

Most important changes in the market

•         Changes in energy sales: Total energy sales in Chile (SIC + SING) were 15,436 GWh as of March 2012, representing a 7.1% growth compared to 2011.

Market risk analysis

•         Hydrological year as of March 31, 2012, showed a 70.0% surplus probability of affluent energy, which places it as a dry year.

•         The average spot energy price on the SIC for the first quarter 2012, measured at Alto Jahuel 220 kV, decreased by 8.9% when compared to the first quarter of 2011, falling from US$ 225.9 per MWh to US$ 205.7 per MWh. On the SING, the average energy spot price decreased by 24.9%, falling from US$ 103.1 per MWh to US$ 77.4 per MWh.

•         On April 1st , 2012, reservoir levels accumulated approximately 2,285 GWh of energy equivalent, showing a 6% increase compared to April 1st , 2011, (130 GWh more approx). With respect to the maximum energy storage, the system’s reservoirs level is in the range of 21%.

Investments

•         In Chile, in the Bio Bio Region, Bocamina II plant delayed its commissioning date to the second half of 2012 mainly due to protests and blockades produced by residents and fishermen, which generated works delays in the plant. During the first quarter of 2012, tests were run on the boiler burners and the blowing steam pipe was finished. Additionally, the processors were energized and reached the position of condenser vacuum. The mechanical installation of the turbine was completed.

•         Among the projects that Endesa Chile is studying is the HidroAysen project. The project consists on the construction of a hydroelectric complex of 2,750 MW whose average generation would reach 18,430 GWh-year. Regarding the environmental qualification process, the Aysen Region Environmental Evaluation Committee approved the project’s environmental impact assessment on May 9, 2011. In parallel, however, the Commission is preparing the Environmental Impact Study of the Aysen Transmission System, which is designed to transport the energy generated by the hydroelectric complex up to the country’s Central Interconnected Grid (SIC). On the other hand, different environmental organizations presented seven appeals for protection against the Environmental Evaluation Committee, in front of which Puerto Montt’s Court of Appeals ruled in favor of HidroAysen, rejecting all appeals for protection presented on October 6, 2011. However, environmental groups claimed that ruling to the Supreme Court, which ultimately upheld the first instance on April 4, 2012. The administrative procedure will be completed within the next few months with resolution of the Committee of Ministers on complaints to the Environmental Qualification Resolution submitted by the evaluation process participants.

Colombia

Operating income in Colombia reached Ch$ 78,094 million at the end of the first quarter of 2012, almost tripling the amount recorded in the same period of 2011 (+179.5%). Main impact arose from the one-time effect of the equity tax reform promoted by the Government of Colombia which implied booking during the first quarter of 2011 an amount of Ch$ 42,672 million.

The increase in operating income was also explained by a 17.2% growth in total revenues, which amounted to Ch$ 135,178 million as of March 2012 due to a 14.4% rise in average energy sales price and a 2.9% increase in physical sales related to a higher hydro generation.

EBITDA, or gross operating income, in Colombia grew from Ch$ 36,422 million in the first quarter of 2011 to Ch$ 87,068 million in the first quarter of 2012.

Table 12
	(Million Ch$)				(Thousand US$)
Colombia	3M 2011	3M 2012	Var 2012 - 2011	Chg %	3M 2012
Operating Revenues	115,377	135,178	19,801	17.2%	276,415
Procurement and Services	(29,589)	(40,350)	(10,761)	36.4%	(82,508)
Contribution Margin	85,788	94,828	9,040	10.5%	193,907
Other Costs	(49,366)	(7,760)	41,606	-84.3%	(15,869)
Gross Operating Income (EBITDA)	36,422	87,068	50,646	139.1%	178,039
Depreciation and Amortization	(8,485)	(8,974)	(488)	5.8%	(18,350)
Operating Income	27,937	78,094	50,157	179.5%	159,689
EBITDA Margin	31.6%	64.4%
Operating Margin	24.2%	57.8%

Table 12.1
Colombia	3M 2011	3M 2012	Var 2012 - 2011	Chg %
GWh Produced	2,743	3,073	330	12.0%
GWh Sold	3,631	3,737	106	2.9%
Market Share *	18.9%	18.1%	(0.77) pp.
(*): As a percentage of total sales of the system

The net effect of translating the financial statements from Colombian pesos to Chilean pesos in both periods was positive, resulting in a 6.0% increase in Chilean pesos as of March 2012, when compared to March 2011.

Most important changes in the market

•         Accumulated demand for the first quarter of 2012 was 14,472 GWh, which represents an increase of 4.7% regarding the first quarter of 2011 (13,827 GWh).

Market risk analysis

•         During the first quarter of 2012, the contributions of the SIN were 134% with respect to the historic average (humid); those of Guavio were 149% (humid), those of Betania were 159% (humid) and those of the power plants of the Bogotá River chain were 185% (humid). The level of the most representative reservoir for Endesa Chile (Guavio) was at 73% of its maximum capacity at March 31, 2012, equivalent to 1,530 GWh (approx. 553 GWh above the level at the same date in 2011).

•         Spot price: The average price of the monomic exchange for the first quarter 2012 was Col$ 83.75 per kWh (approx. US$ 46.8 per MWh), which represents a fall of -9.0% compared to the same previous period.

Investments

•         In Colombia, we started the construction of El Quimbo hydroelectric project, of Emgesa, with an installed capacity of 400 MW and with the obligation to supply energy of up to 1,650 GWh/year. The contract has a 20-year term, starting in December 2014. Regarding the milestone of diverting the Magdalena River, the construction of the diversion tunnel was completed on February 29, 2012, and the partial diversion of the Magdalena river took place on March 6, 2012.

Peru

Operating income in Peru amounted to Ch$ 27,530 million for the first quarter of 2012, reflecting an increase of 18.4% over the first quarter of 2011. This growth was mainly explained by a Ch$ 10,821 million growth in operating revenues resulting from a 17.0% increase in the average energy sales price and a 2.0% rise in physical sales.

The higher operating income was partially offset by higher fuel costs of Ch$ 4,456 million related to a higher diesel generation due to a lower gas availability, and higher payroll expenses of Ch$ 1,438 million.

EBITDA, or gross operating income, in Peru, rose by 15.6% when compared to the first quarter of 2011, and totaled Ch$ 37,128 million as of March 2012.

Table 13
	(Million Ch$)				(Thousand US$)
Peru	3M 2011	3M 2012	Var 2012 - 2011	Chg %	3M 2012
Operating Revenues	59,474	70,295	10,821	18.2%	143,741
Procurement and Services	(21,831)	(25,342)	(3,511)	16.1%	(51,820)
Contribution Margin	37,643	44,953	7,310	19.4%	91,920
Other Costs	(5,515)	(7,825)	(2,310)	41.9%	(16,001)
Gross Operating Income (EBITDA)	32,128	37,128	5,000	15.6%	75,920
Depreciation and Amortization	(8,879)	(9,597)	(718)	8.1%	(19,625)
Operating Income	23,248	27,530	4,282	18.4%	56,295
EBITDA Margin	54.0%	52.8%
Operating Margin	39.1%	39.2%

Table 13.1
Peru	3M 2011	3M 2012	Var 2012 - 2011	Chg %
GWh Produced	2,338	2,273	(65)	(2.8%)
GWh Sold	2,391	2,439	47	2.0%
Market Share *	30.7%	29.5%	(1.20) pp.
(*): As a percentage of total sales of the system

The net effect of translating the financial statements from Peruvian sol to Chilean peso in both periods  resulted in a 5.1% increase in Chilean pesos as of March 2012, when compared to March 2011.

Most important changes in the market

•         Energy demand as of March 2012 was 8,273 GWh, representing a 6.1% increase compared to the same period of 2011 (7,795 GWh).

Market risk analysis

•         Hydrological risk: Edegel’s total volume stored in lakes and reservoirs at the end of March 2012 was approximately 266.4 million m3, which represents 94% of total capacity (4.3% below the level at the same date in 2011). From January to March 2012, flows in the Rimac basin were 107% with respect to the historic average (humid). In this period, the Tulumayo river maintained flows that were 101% (normal) and the Tarma river were 102% (normal) compared to the historic average.

Brazil

Endesa Brasil

Operating Income amounted to Ch$ 136,259 million, 6.3% higher than the Ch$ 128,172 million reported in the first quarter of 2011.

Table 14
Endesa Brasil	(Million Ch$)				(Thousand US$)
	3M 2011	3M 2012	Var 2012 - 2011	Chg %	3M 2012
Sales	472,382	529,031	56,649	12.0%	1,081,774
Other operating income	49,683	35,087	(14,596)	(29.4%)	71,747
Total Revenues	522,064	564,118	42,054	8.1%	1,153,522
Procurements and Services	(321,460)	(319,827)	1,633	(0.5%)	(653,990)
Contribution Margin	200,605	244,291	43,686	21.8%	499,532
Other Costs	(63,482)	(68,700)	(5,218)	8.2%	(140,479)
Gross Operating Income (EBITDA)	137,122	175,591	38,469	28.1%	359,053
Depreciation and Amortization	(33,014)	(33,086)	(73)	0.2%	(67,655)
Reversal of impairment profit (impairment loss) recognized in profit or loss	24,064	(6,246)	(30,309)	(126.0%)	(12,771)
Operating Income	128,172	136,259	8,087	6.3%	278,626
Net Financial Income	(19,114)	(17,702)	1,413	(7.4%)	(36,197)
Financial income	28,374	27,073	(1,301)	(4.6%)	55,360
Financial expenses	(48,132)	(47,703)	428	(0.9%)	(97,545)
Income (Loss) for indexed assets and liabilities	-	-	-	0.0%	-
Foreign currency exchange differences, net	643	2,928	2,285	355.3%	5,987
Gains	3,796	8,327	4,531	119.4%	17,027
Losses	(3,153)	(5,399)	(2,246)	71.2%	(11,039)
Net Income from Related Comp. Cons. by the Prop. Eq. Method	-	-	-	0.0%	-
Net Income from Other Investments	-	-	-	0.0%	-
Net Income from Sales of Assets	-	-	-	0.0%	-
Net Income before Taxes	109,058	118,558	9,500	8.7%	242,429
Income Tax	(17,314)	(27,422)	(10,108)	58.4%	(56,073)
NET INCOME	91,744	91,136	(608)	(0.7%)	186,356
Net Income Attributable to Owners of the Company	61,588	63,866	2,277	3.7%	130,594
Net Income Attributable to Minority Interest	30,155	27,270	(2,885)	(9.6%)	55,762

Generation

In Brazil, the operating result of our subsidaries amounted to Ch$ 39,770 million, 8.9% lower than for the first quarter of 2011, when operating results amounted to Ch$ 43,671 million.

Cachoeira

The operating result of Cachoeira Dourada was Ch$ 20,076 million, 0.6% higher than for the first quarter of 2011. This is mainly explained by 13.3% higher energy sales, reaching Ch$33,689 million and 1,075.0 GWh. This was partially offset by an increase in energy purchases of Ch$2,304 million and in transportation costs of Ch$ 3,344 million.

The effect of converting these financial statements from Brazilian reals to Chilean pesos in both periods was to generate a 4.3% reduction in Chilean pesos in March 2012 when compared to March 2011.

Table 15
Cachoeira	Million Ch$				Thousand US$
	3M 2011	3M 2012	Var 2012 - 2011	Chg %	3M 2012
Operating Revenues	29,733	33,695	3,962	13.3%	68,901
Procurement and Services	(6,325)	(10,004)	(3,679)	58.2%	(20,456)
Contribution Margin	23,408	23,691	283	1.2%	48,444
Other Costs	(1,605)	(1,898)	(293)	18.3%	(3,881)
Gross Operating Income (EBITDA)	21,804	21,793	(10)	0.0%	44,563
Depreciation and Amortization	(1,852)	(1,717)	135	-7.3%	(3,511)
Operating Income	19,952	20,076	125	0.6%	41,053
Figures may differ from those accounted under Brazilian GAAP.

Table 15.1
Cachoeira	3M 2011	3M 2012	Var 2012 - 2011	Chg %
GWh Produced	557	892	335	60.1%
GWh Sold	835	1,075	240	28.7%
Market Share	0.8%	1.0%	0.2 pp.
(*): As a percentage of total sales of the system

Fortaleza (CGTF)

The operating result of Endesa Fortaleza (CGTF) amounted to Ch$ 10,738 million, evidencing a 0.3% reduction as compared to the same period of the previous year. This reduction is mainly due to lower energy sales of 22.5% and a 27.3% drop in average energy sale prices. This was  offset by a 61.5% reduction in energy purchases cost. Physical sales of the period reached 707.3 GWh.

The effect of converting these financial statements from Brazilian reals to Chilean pesos in both periods was to generate a 4.3% reduction in Chilean pesos in March 2012 when compared to March 2011.

Table 16
Fortaleza	Million Ch$				Thousand US$
	3M 2011	3M 2012	Var 2012 - 2011	Chg %	3M 2012
Operating Revenues	42,587	32,334	(10,253)	-24.1%	66,118
Procurement and Services	(28,101)	(17,458)	10,643	-37.9%	(35,698)
Contribution Margin	14,486	14,877	391	2.7%	30,420
Other Costs	(1,691)	(2,141)	(450)	26.6%	(4,378)
Gross Operating Income (EBITDA)	12,795	12,736	(60)	-0.5%	26,043
Depreciation and Amortization	(2,023)	(1,998)	26	-1.3%	(4,085)
Operating Income	10,772	10,738	(34)	-0.3%	21,958
Figures may differ from those accounted under Brazilian GAAP.

Table 16.1
Fortaleza	3M 2011	3M 2012	Var 2012 - 2011	Chg %
GWh Produced	0	84	84	0.0%
GWh Sold	663	707	44	6.6%
Market Share	0.6%	0.6%	(0.0) pp.
(*): As a percentage of total sales of the system

Transmission

CIEN

Our transmission subsidiary, CIEN showed a decrease in operating result of Ch$ 5,008 million, reaching Ch$ 8,955 million. The foregoing is mostly due to Ch$ 17,908 higher depreciation, amortization and impairment losses during this period and also by the comparison with first quarter 2011, which included an impairment provision reversion of Ch$ 20,817 million, partially offsetting by the registration of toll charges during the first quarter of 2012 (RAP – Permitted Annual Remuneration) of Ch$ 17,790 million, which started in April 2011.

The effect of converting these financial statements from Brazilian reals to Chilean pesos in both periods was to generate a 4.3% reduction in Chilean pesos in March 2012 when compared to March 2011.

Table 17
Cien	Million Ch$				Thousand US$
	3M 2011	3M 2012	Var 2012 - 2011	Chg %	3M 2012
Operating Revenues	1,324	19,032	17,709	1338.0%	38,918
Procurement and Services	(759)	(3,728)	(2,969)	391.2%	(7,622)
Contribution Margin	565	15,305	14,740	2610.9%	31,295
Other Costs	(1,484)	(2,244)	(760)	51.2%	(4,589)
Gross Operating Income (EBITDA)	(920)	13,061	13,980	-1520.0%	26,707
Depreciation and Amortization	(5,935)	(3,163)	2,772	-46.7%	(6,468)
Reversal of impairment profit (impairment loss) recognized in profit or loss	20,817	-	(20,817)	-100.0%	-
Operating Income	13,963	9,898	(4,065)	-29.1%	20,239
Figures may differ from those accounted under Brazilian GAAP.

Distribution

In Brazil, the operating result of our distribution subsidiaries amounted to Ch$ 96,839 million, which is 11.2% higher than that obtained in the previous year.

Ampla

Ampla’s operating result amounted to Ch$ 47,019 million, which compared to previous year,  represents a decrease of Ch$ 1.8% compared to the previous year.  This lower result is mostly due to higher depreciation, amortization and impairment losses of Ch$ 11,525. Physical sales grew by 2.5%, reaching 2,808 GWh. Energy losses dropped by 0.8 p.p., going from 20.2% to 19.4%. The number of Ampla’s clients increased by 65 thousand, thus exceeding 2.65 million clients.

The effect of converting these financial statements from Brazilian reals to Chilean pesos in both periods was to generate a 4.3% drop in Chilean pesos in March 2012 as compared to March 2011.

Table 18
Ampla	Million Ch$				Thousand US$
	3M 2011	3M 2012	Var 2012 - 2011	Chg %	3M 2012
Operating Revenues	280,380	290,989	10,609	3.8%	595,020
Procurement and Services	(191,134)	(189,326)	1,808	-0.9%	(387,138)
Contribution Margin	89,245	101,662	12,417	13.9%	207,881
Other Costs	(32,601)	(34,342)	(1,741)	5.3%	(70,224)
Gross Operating Income (EBITDA)	56,645	67,320	10,675	18.8%	137,658
Depreciation and Amortization	(12,187)	(16,353)	(4,166)	34.2%	(33,439)
Reversal of impairment profit (impairment loss) recognized in profit or loss	3,410	(3,948)	(7,358)	-215.8%	(8,073)
Operating Income	47,868	47,019	(849)	-1.8%	96,146
Figures may differ from those accounted under Brazilian GAAP.

Table 18.1
Ampla	3M 2011	3M 2012	Var 2012 - 2011	Chg %
Customers (Th)	2,587	2,652	65	2.5%
GWh Sold	2,741	2,808	67	2.5%
Clients/Employee	2,145	2,194	49	2.3%
Energy Losses %	21.2%	20.3%	(0.90) pp.

Coelce

Coelce’s operating result grew by 28.3% reaching Ch$49,820 million in the first quarter of 2012. This good performance is mostly due to a 7.7% increase in energy sales and in a 6.0% reduction in operating costs, explained by 3.9% lower energy purchases. Physical sales increased by 11.7%, amounting to 2,347 GWh.

Energy losses decreased by 0.1 p.p. up to 11.8% in the first quarter of 2012.  Coelce’s number of clients expanded by 131 thousand, reaching 3.2 million clients.

In effect, the conversion of these financial statements from Brazilian reals to Chilean pesos in both periods caused a 4.3% drop in Chilean pesos as of for March 2012 as compared to March 2011.

Table 19
Coelce	Million Ch$				Thousand US$
	3M 2011	3M 2012	Var 2012 - 2011	Chg %	3M 2012
Operating Revenues	209,570	216,329	6,759	3.2%	442,355
Procurement and Services	(136,533)	(128,363)	8,170	-6.0%	(262,480)
Contribution Margin	73,037	87,966	14,929	20.4%	179,874
Other Costs	(23,123)	(26,082)	(2,959)	12.8%	(53,333)
Gross Operating Income (EBITDA)	49,914	61,884	11,970	24.0%	126,542
Depreciation and Amortization	(10,932)	(9,766)	1,166	-10.7%	(19,970)
Reversal of impairment profit (impairment loss) recognized in profit or loss	(164)	(2,298)	(2,134)	1301.6%	(4,698)
Operating Income	38,817	49,820	11,003	28.3%	101,873
Figures may differ from those accounted under Brazilian GAAP.

Table 19.1
Coelce	3M 2011	3M 2012	Var 2012 - 2011	Chg %
Customers (Th)	3,126	3,257	131	4.2%
GWh Sold	2,101	2,347	246	11.7%
Clients/Employee	2,485	2,390	(95)	-3.8%
Energy Losses %	11.5%	11.8%	0.29 pp.

Main Risks associated to the activities of Endesa Chile

Endesa Chile is exposed to certain risks that are managed by applying identification, measurement, dispersion and supervision systems.

The following are the most important of the Company’s basic principles:

➢  Comply with the rules of good corporate governance.

➢  Comply strictly with all Endesa Chile’s regulations.

➢  The Group’s risk committee is the organism responsible for defining, approving and updating the basic principles for motivating actions relating to risk.

➢  Risk governance is organized operationally through the functions of risk control and risk management, each independent of the other.

➢  Each business and corporate area defines:

                                  I.         The markets and products in which they can operate based on their knowledge and sufficient abilities to ensure an effective risk management.

                                II.         Criteria about counterparties.

                              III.         Authorized operators.

➢  Businesses and corporate areas established for each market in which they operate, their exposure to risk in line with the defined strategy.

➢  The limits of the businesses are ratified by the Group’s risks committee.

➢  All business operations and corporate areas are carried out within the limits approved by the corresponding internal entities.

➢  The businesses, corporate areas, lines of business and companies establish the necessary risk-management controls for ensuring that transactions on the markets are carried out in accordance with the policies, regulations and procedures of Endesa Chile.

Interest Rate Risk

Interest rate variations modify the reasonable value of those assets and liabilities that accrue a fixed interest rate, as well as the future flow of assets and liabilities pegged to a variable interest rate.

The purpose of interest-rate risk management is to balance the debt structure in order to minimize the cost of the debt with a reduced volatility in the statement of results. Consistent with current interest rate hedging policy, the portion of fixed and/or hedged debt rate to the total net debt was 83% as of December 2011 on a consolidated basis.

Depending on the Endesa Chile’s forecasts and debt structure objectives, hedging transactions take place through contracted derivatives that mitigate this risk. The instruments currently used for following this policy are interest-rate swaps that convert variable into fixed rates.

The financial debt structure of the Endesa Chile Group, by fixed, hedged and variable interest rates, using derivative contracts, is as follows:

Exchange Rate Risk

The exchange rate risk is mainly related to the following transactions: foreign currency debts contracted by Endesa Chile’s subsidiaries and affiliate companies, payments made on international markets for the acquisition of projects related materials, revenues directly linked to the evolution of the dollar, and cash flows from subsidiaries to headquarters in Chile.

In order to mitigate exchange rate risks, Endesa Chile’s exchange rate hedging policy is based on cash flows and it strives to maintain a balance between the flows indexed to the dollar and the asset and liability levels in such currency. The objective is to minimize the exposure of cash flows to the risk of exchange-rate fluctuations. Currency swaps and exchange rate forwards are the instruments currently used in compliance with this policy. Likewise, the policy strives to refinance debts in each company’s functional currency.

Commodities Risk

Endesa Chile is exposed to the price fluctuation risk of some commodities, basically fuel purchases for the electricity generation and energy trading transactions in the local markets.

In order to reduce risks of extreme drought situations, the company has designed a trading policy that defines sales commitment levels consistent with the firm energy capacity of its generating power plants in a dry condition, and includes risk mitigation clauses in some contracts with unregulated customers.

Considering the operating conditions faced by the electricity generation market in Chile, drought and high volatility in oil prices, the company is constantly checking the advisability of taking hedges of Brent price. As of March 31, 2012, there are no existing hedges and hedges contracted in the past have been sporadic and for insignificant amounts. In the future the company can use these tools if it is convenient.

Liquidity Risk

Endesa Chile’s liquidity policy consists on contracting committed long term credit facilities and short term financial investments, for the amounts needed to support future estimated needs for a period defined based on the situation and the expectations of debt and capital markets.

The above projected needs include the maturities of net financial debt, i.e. after financial derivatives. For further detail with respect to the characteristics and conditions of financial debt and financial derivatives, see Notes 16 and 18 and appendix 4 of the Financial Statements, respectively.

As of March 31, 2012, Endesa Chile’s liquidity (cash and cash equivalents) was Ch$ 355,155,526 million, and Ch$ 195,407,000 million in long term committed credit facilities. As of December 31, 2011, the company’s liquidity was Ch$ 421,282,284 million in cash and cash equivalents and Ch$ 199,892,000 million in long term committed credit facilities.

Credit Risk

•        Commercial account receivables

Regarding the credit risk on accounts receivable from commercial activities, this risk has been historically very low because the short term in which customers have to pay limits the accumulation of very significant individual amounts.

In some countries it is possible to cut off the power supply in the event of non-payment, and almost all the contracts state that payment default is a cause for termination of the contract. The credit risk is therefore monitored constantly and the maximum amounts exposed to payment risk, which as stated above are limited and measured.

•        Financial assets

Investments of cash surpluses are made with first-class national and foreign financial entities (with a credit rating equivalent to investment grade), with limits set for each entity.

In selecting the banks for such investments, we considered those having at least 2 investment grade ratings from among the 3 principal international credit-rating agencies (Moody’s, S&P and Fitch).

Placements are backed with treasury bonds of the countries where it operates and/or paper issued by top-line banks, giving priority to the former whenever possible and depending on market conditions.

The contracting of derivatives is carried out with highly-solvent entities, resulting in around 90% of transactions being with entities whose rating is “A-” or above.

Risk Measurement

Endesa Chile assess the Value at Risk of its positions in debt and financial derivatives in order to ensure that the risk assumed by the Company remains consistent with the risk exposure defined by the management, thus controlling volatility in the statement of results.

The positions portfolio included for the calculations of the present Value at Risk comprises debt and financial derivatives.

The Value at Risk calculated represents the possible loss of value of the portfolio of positions described above in the term of one day with 95% confidence. For this, a study has been made of the volatility of the risk variables that affect the value of the portfolio of positions, including:

➢  US dollar Libor interest rate.

➢  In case of debt, considering the different currencies in which our companies operate, the usual local banking-practice indices.

➢  The exchange rates of the different currencies implied in the calculation.

The calculation of Value at Risk is based on the generation of possible future scenarios (at one day) of market values (both spot and at term) of the risk variables, using the Bootstrapping methodology. The number of scenarios generated ensures compliance with the simulation’s convergence criteria. For the simulation of future price scenarios, the matrix of volatilities and correlations has been applied between the different risks variables calculated based on the historic logarithmic returns of the price.

Once the price scenarios are generated, the fair value of the portfolio is calculated for each of the scenarios, obtaining a range of possible values at one day. The Value at Risk at one day with 95% confidence is calculated as the percentile of 5% of the possible increases in fair value of the portfolio in one day.

The valuation of the different debt and financial derivative positions included in the calculation has been made consistently with the calculation methodology of the economic capital reported to the management.

Taking into account the above-described hypotheses, the Value at Risk of the above-mentioned positions, shown by type of position, is shown in the following table:

The value-at-risk positions have evolved during the first half of 2012 and year 2011 as a function of the start/maturity of the operations over each period.

Other Risks

Part of Endesa Chile’s debt is subject to cross default provisions. If certain defaults in debt are not remedied within specified grace periods, a cross default could affect Endesa Chile. Additionally, under certain scenarios, debts at the holding company level could be accelerated.

Non-payment, after any applicable grace period, of Endesa Chile debts, with an individual principal amount outstanding in excess of US$ 50 million (or its equivalent in other currencies), and with a missed payment also in excess of US$ 50 million, could lead to the prepayment of the syndicated loan. In addition, this loan contains provisions under which certain events other than non-payment, in the company, such as bankruptcy, insolvency proceedings, and materially adverse governmental or legal actions, in all cases for amounts in excess of US$ 50 million dollars, and expropriation of assets, among others, could cause the declaration of acceleration of this credit.

On the other hand, non-payment, after any applicable grace period, for any debt of Endesa Chile and its Chilean subsidiaries, with a principal amount exceeding US$ 30 million could lead to a mandatory prepayment of its Yankee Bonds.

Finally, in the case of Endesa Chile local bonds, the prepayment of this debt is triggered only by the Issuer default.

There are no loan-agreement clauses by which changes in the corporate or debt rating of these companies by the credit-rating agencies produces the obligation to prepay debt.  However, a change in local risk rating by the agencies Feller Rate or Fitch Ratings Chile may produce a change in the margin applicable to determine the interest rate on local committed credit lines subscribed in 2009.

Sustainability and the Environment

Endesa Chile 2011 Sustainability Report was prepared in accordance with international guidelines established by the Global Reporting Initiative (GRI), using the third version of the guide for preparation of Sustainability Reports in its third version (GRI-G3.1) and incorporating the indicators in the electricity sector supplement. This report was submitted to external verification by the auditing firm KPMG, and obtained from the GRI the maximum qualification for its level of application, i.e. A+.

Regarding environmental matters, on January 17, 2012, was signed a mutual consent of the agreement that Endesa Chile maintained since 2008 with Codelco Ventanas. This agreement was intended to offset the emission of SO2 during Quintero thermal plant operation with diesel, in the period from start-up to the operation with natural gas of GNL Quintero.

In January, 2012, the consulting firm AMEC-Cade held the independent environmental and social audit of the Ralco hydro plant for the second half of 2011. Communities and sites of interest related to the fulfillment of the Resolution of Environmental Qualification of this plant were visited. The consulting firm generated the audit report, and after the first quarter of 2012, Endesa Chile was working to respond to the requirements of this document.

In February 2012, the Health Regional Ministerial Secretariat of the Valparaiso Region issued the health report for Quintero thermal plant, which proves that this industrial establishment has taken all the steps involved to avoid risks and discomfort to the workers and the community.

As part of its commitment to the indigenous communities of "El Barco" and "Ayin Mapu”, both relocated due to Ralco hydro plant, Endesa Chile provided funds to carry out the "Intercultural Encounter Alkantun and Traditionalist Fair Alto Bio Bio" that took place on February 2 and 3, 2012. Moreover, GHD, the company that has to evaluate ex post the Relocation Plan for Pehuenches families related to the construction of Ralco hydro plant, began the implementation of household relocated surveys. The beginning of the evaluation was in the community "Ayin Mapu" and it will finish with "El Barco".

On March 15, 2012, the Health Seremi for Bio Bio Region authorized to continue the standardization work of the ash dump of Bocamina thermal plant.

During the first quarter of 2012, the company Better made monthly environmental audits at thermal plants Quintero, San Isidro and San Isidro 2, with no significant findings.

Book Value and Economic Value of Assets

The following can be mentioned with respect to the most important assets:

The property, plant and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation and impairment losses suffered. Properties, plant and equipment, net of their residual value if any, are depreciated on a straight-line basis distributing the cost of the different components over their estimated useful lives, which represent the period during which the companies expect to use them. The estimated useful lives are revised periodically.

The goodwill (on investments or trade funds) generated in the consolidation represents the premium over the cost of acquisition regarding the Group’s participation in the fair value of the assets and liabilities, including identifiable contingent liabilities of a subsidiary on the date of acquisition. The goodwill bought is not amortized but, at the end of each accounting period, an estimate is made as to whether any impairment has occurred that might reduce its recoverable value to an amount below the recorded net cost, in which case an adjustment is made for impairment (see Note 3.c of the Financial Statements).

Throughout the fiscal period, and fundamentally at the closing, an evaluation is made to ensure that there is no indication that any asset might have suffered a loss for impairment. Should such indication be noted, an estimate is made of the recoverable value of such asset to determine the amount of impairment. In the case of identifiable assets that do not generate cash flows independently, the recoverability is estimated of the cash generating unit to which the asset belongs, this being understood to be the smallest identifiable group of assets that generate independent cash inflows.

Assets denominated in foreign currencies are shown at the exchange rate at the end of each period.

Accounts and notes receivable from related companies are shown according to their maturities, in short and long term. The transactions meet conditions of equity similar to those normally prevailing in the market.

In summary, the assets are shown valued according to the financial information reporting standards whose criteria are set out in Note 3 of the Financial Statements.

Operating Income by Subsidiary

Summary of operating revenues, operating costs (including other costs) and operating income of every Endesa Chile’s subsidiary, as of March 2011 and 2012 is detailed below:

Table 20
	3M 2011			3M 2012
Million Ch$	Operating Revenues	Operating Costs	Operating Income	Operating Revenues	Operating Costs	Operating Income
Costanera	58,055	(51,958)	6,097	46,828	(52,912)	(6,084)
Chocón	11,401	(6,040)	5,361	11,295	(5,948)	5,347
Investment Vehicles in Argentina	-	(14)	(14)	(0)	(83)	(83)
Edegel	59,475	(36,180)	23,295	70,295	(42,718)	27,577
Investment Vehicles in Peru	-	(47)	(47)	(0)	(47)	(47)
Emgesa	115,384	(87,470)	27,914	135,185	(57,092)	78,092
Investment Vehicles in Colombia	(6)	29	23	(7)	9	2
Consolidation Foreign Subsidiaries Adjustments	(112)	112	-	(154)	154	-
Endesa Chile and Chilean subsidiaries	329,738	(233,767)	95,971	288,851	(253,447)	35,404
Total Consolidation	573,935	(415,335)	158,600	552,293	(412,084)	140,209

Table 20.1
	3M 2012
Thousand US$	Operating Revenues	Operating Costs	Operating Income
Costanera	95,755	(108,196)	(12,441)
Chocón	23,097	(12,163)	10,934
Investment Vehicles in Argentina	(0)	(170)	(170)
Edegel	143,741	(87,350)	56,391
Investment Vehicles in Peru	(0)	(96)	(96)
Emgesa	276,429	(116,744)	159,685
Investment Vehicles in Colombia	(13)	17	4
Consolidation Foreign Subsidiaries Adjustments	(316)	316	-
Endesa Chile and Chilean subsidiaries	590,649	(518,254)	72,395
Total Consolidation	1,129,342	(842,640)	286,702

Consolidation adjustments of foreign subsidiaries correspond to consolidation adjustments between foreign and Chilean companies. Generation business in Chile includes Endesa Chile, Pangue, Pehuenche, San Isidro, Celta, Endesa Eco, 50% of GasAtacama, 50% of Transquillota and 51% of HidroAysén.

MAIN PHYSICAL FIGURES OF CHILEAN COMPANIES

Table 21
3M 2012 (GWh)	Endesa and Non-Registered Subsidiaries*	Pehuenche	Endesa SIC Consolidated	Endesa SING Consolidated	Total Chile Consolidated
Total generation	3,901.3	630.3	4,531.6	343.5	4,875.1
Hydro generation	2,102.9	630.3	2,733.2	-	2,733.2
Thermo generation	1,767.6	-	1,767.6	343.5	2,111.1
Wind generation	30.8	-	30.8	-	30.8
Purchases	1,911.1	9.5	406.7	50.4	457.1
Purchases to related companies	1,513.8	-	1,513.8	-	1,513.8
Purchases to other generators	9.6	-	9.6	-	9.6
Purchases at spot	387.7	9.5	397.2	50.4	447.6
Transmission losses, pump and other consumption	128.1	2.9	131.0	10.5	141.6
Total electricity sales	5,684.6	636.9	4,807.7	383.4	5,191.1
Sales at regulated prices	3,451.2	-	3,451.2	-	3,451.2
Sales at unregulated prices	1,211.6	83.6	1,295.2	379.8	1,675.0
Sales at spot marginal cost	-	61.3	61.3	3.6	64.9
Sales to related companies generators	1,021.8	492.1	1,513.8	-	1,513.8
TOTAL SALES OF THE SYSTEM	11,793.9	11,793.9	11,793.9	3,641.9	15,435.8
Market Share on total sales (%)	39.5%	1.2%	40.8%	10.5%	33.6%

3M 2011 (GWh)	Endesa and Non-Registered Subsidiaries*	Pehuenche	Endesa SIC Consolidated	Endesa SING Consolidated	Total Chile Consolidated
Total generation	3,741.0	591.1	4,332.1	541.4	4,873.5
Hydro generation	1,961.3	591.1	2,552.4	-	2,552.4
Thermo generation	1,745.0	-	1,745.0	541.4	2,286.5
Wind generation	34.6	-	34.6	-	34.6
Purchases	1,690.7	65.4	273.8	150.5	424.3
Purchases to related companies	1,482.3	-	1,482.3	-	1,482.3
Purchases to other generators	15.8	-	15.8	-	15.8
Purchases at spot	192.5	65.4	257.9	150.5	408.5
Transmission losses, pump and other consumption	110.3	1.7	112.0	17.2	129.2
Total electricity sales	5,321.5	655.0	4,494.6	674.8	5,169.4
Sales at regulated prices	3,205.9	-	3,205.9	188.3	3,394.2
Sales at unregulated prices	1,129.2	60.0	1,189.2	462.7	1,651.9
Sales at spot marginal cost	-	99.5	99.5	23.8	123.3
Sales to related companies generators	986.3	495.5	1,481.9	-	1,481.9
TOTAL SALES OF THE SYSTEM	10,937.7	10,937.7	10,937.7	3,478.0	14,415.7
Market Share on total sales (%)	39.6%	1.5%	41.1%	19.4%	35.9%
(*) Subsidiaries Non Registred in the Superintendency of Securities and Insurance.

MAIN PHYSICAL FIGURES OF CONSOLIDATED COMPANIES

Table 22
3M 2012	Costanera	Chocón	Tot. Argentina	Chile	Colombia	Peru	Abroad	TOTAL Cons.
(GWh)
Total generation	2,352.1	544.2	2,896.3	4,875.1	3,073.2	2,273.3	8,242.7	13,117.9
Hydro generation	-	544.2	544.2	2,733.2	2,945.2	1,326.9	4,816.2	7,549.4
Thermo generation	2,352.1	-	2,352.1	2,111.1	127.9	946.4	3,426.5	5,537.6
Wind generation	-	-	-	30.8	-	-	-	30.8
Purchases	61.0	129.1	190.0	457.1	699.4	214.8	1,104.3	1,561.4
Purchases to related companies	-	-	-	1,513.8	-	-	-	1,513.8
Purchases to other generators	-	-	-	9.6	39.8	-	39.8	49.4
Purchases at spot	61.0	129.1	190.0	447.6	659.6	214.8	1,064.5	1,512.0
Transmission losses, pump and other consumption	20.7	-	20.7	141.6	35.4	49.2	105.4	246.9
Total electricity sales	2,392.4	673.2	3,065.7	5,191.1	3,737.2	2,438.9	9,241.7	14,432.7
Sales at regulated prices	-	-	-	3,451.2	1,975.1	1,546.4	3,521.5	6,972.8
Sales at unregulated prices	204.1	344.2	548.3	1,675.0	744.8	692.7	1,985.8	3,660.7
Sales at spot marginal cost	2,188.3	329.0	2,517.4	64.9	1,017.3	199.7	3,734.4	3,799.2
Sales to related companies generators	-	-	-	1,513.8	-	-	-	1,513.8
TOTAL SALES OF THE SYSTEM	31,061.7	31,061.7	31,061.7	15,435.8	20,647.0	8,273.0	-	-
Market Share on total sales (%)	7.7%	2.2%	9.9%	33.6%	18.1%	29.5%	-	-

3M 2011	Costanera	Chocón	Tot. Argentina	Chile	Colombia	Peru	Abroad	TOTAL Cons.
(GWh)
Total generation	2,301.1	535.4	2,836.4	4,873.5	2,743.3	2,337.9	7,917.6	12,791.1
Hydro generation	-	535.4	535.4	2,552.4	2,616.4	1,366.6	4,518.4	7,070.8
Thermo generation	2,301.1	-	2,301.1	2,286.5	126.8	971.2	3,399.2	5,685.7
Wind generation	-	-	-	34.6	-	-	-	34.6
Purchases	34.9	139.5	174.4	424.3	918.1	111.3	1,203.8	1,628.1
Purchases to related companies	-	-	-	1,482.3	-	-	-	1,482.3
Purchases to other generators	-	-	-	15.8	135.8	-	135.8	151.6
Purchases at spot	34.9	139.5	174.4	408.5	782.3	111.3	1,068.0	1,476.5
Transmission losses, pump and other consumption	29.7	-	29.7	129.2	30.4	57.8	117.9	247.1
Total electricity sales	2,306.3	674.8	2,981.1	5,169.4	3,631.0	2,391.4	9,003.5	14,172.9
Sales at regulated prices	-	-	-	3,394.2	1,735.1	1,571.9	3,307.0	6,701.2
Sales at unregulated prices	176.1	362.7	538.8	1,651.9	698.9	608.5	1,846.2	3,498.2
Sales at spot marginal cost	2,130.2	312.2	2,442.4	123.3	1,196.9	211.0	3,850.2	3,973.5
Sales to related companies generators	-	-	-	1,481.9	-	-	-	1,481.9
TOTAL SALES OF THE SYSTEM	29,206.9	29,206.9	29,206.9	14,415.7	19,237.7	7,794.8	-	-
Market Share on total sales (%)	7.9%	2.3%	10.2%	35.9%	18.9%	30.7%	-	-

MAIN PHYSICAL FIGURES OF NON-CONSOLIDATED BRAZILIAN COMPANIES

Table 22.1
3M 2012	Cachoeira	Fortaleza	Tot. Brazil
(GWh)
Total generation	891.7	83.5	975.2
Hydro generation	891.7	-	891.7
Thermo generation	-	83.5	83.5
Wind generation	-	-	-
Purchases	184.2	635.3	819.5
Purchases to related companies	-	-	-
Purchases to other generators	83.9	306.0	389.9
Purchases at spot	100.3	329.3	429.5
Transmission losses, pump and other consumption	0.9	11.5	12.4
Total electricity sales	1,075.0	707.3	1,782.4
Sales at regulated prices	293.0	668.8	961.8
Sales at unregulated prices	525.5	-	525.5
Sales at spot marginal cost	256.5	38.5	295.0
Sales to related companies generators	-	-	-
TOTAL SALES OF THE SYSTEM	112,662.4	112,662.4	112,662.4
Market Share on total sales (%)	1.0%	0.6%	1.6%

3M 2011	Cachoeira	Fortaleza	Tot. Brazil
(GWh)
Total generation	556.9	-	556.9
Hydro generation	556.9	-	556.9
Thermo generation	-	-	-
Wind generation	-	-	-
Purchases	276.1	664.7	940.8
Purchases to related companies	-	-	-
Purchases to other generators	1.3	139.0	140.3
Purchases at spot	274.8	525.7	800.5
Transmission losses, pump and other consumption	(2.4)	1.4	(1.0)
Total electricity sales	835.4	663.3	1,498.7
Sales at regulated prices	294.6	663.3	957.9
Sales at unregulated prices	479.5	-	479.5
Sales at spot marginal cost	61.3	-	61.3
Sales to related companies generators	-	-	-
TOTAL SALES OF THE SYSTEM	104,184.9	104,184.9	104,184.9
Market Share on total sales (%)	0.8%	0.6%	1.4%

Market Information

Equity Market

New York Stock Exchange (NYSE)

The chart below shows the performance of Endesa Chile’s American Depositary Share (“EOC”), compared to the Dow Jones Industrials and the Dow Jones Utilities indexes for the last 12 months, as well as the daily average trading volume, both in NYSE.

ADS return for the period in US$: -2.9%

EOC - Stock price evolution compared to Dow Jones and Dow Jones Utilities

130
110
90
70
(%)
US$ 55.6
US$ 54.0
Var(%) DJU, +11.1%
Var (%) DJI, +7.2%
Var (%) EOC, -2.9%
Mar-11
May-11
Jun-11
Aug-11
Sep-11
Oct-11
Dec-11
Jan-12
Mar-12
EOC
Dow Jones Industrials
Dow Jones Utilities

Daily Average Transactions Volume
New York Stock Exchange (1 ADR = 30 common shares)

Thousand ADR
200
150
100
50
0
Average = 125
86
92
88
115
175
144
159
118
135
144
146
100
Apr-11
May-11
Jun-11
Jul-11
Aug-11
Sep-11
Oct-11
Nov-11
Dec-11
Jan-12
Feb-12
Mar-12

Source: Bloomberg

Santiago Stock Exchange (BCS) - Chile

The charts below shows the performance of Endesa Chile’s Chilean stock price over the last 12 months compared to the Chilean Selective Share Price Index (IPSA), as well as the daily average aggregate trading volume in the Santiago and Chilean Electronic Stock Exchanges.

Chilean stock price return for the period in Chilean pesos: -0.7%

Source: Bloomberg

Madrid Stock Exchange (Latibex) - Spain

The chart below shows Endesa Chile’s share price (“XEOC”) over the last twelve months compared to the local Stock Index (IBEX), as well as the average daily trading volume in the Latibex.

Return for the period: +2.4%

Source: Bloomberg

Note: Since May 2011 onwards, the Madrid Stock Exchange modified the terms of transactions’ relations for companies listed in Latibex, changing the former contract per unit of Endesa Chile using a 30:1 ratio, to a 1:1 ratio. Therefore, each share traded in that exchange became equivalent to one common share traded in its domestic market. The charts above consider price evolution and sales volume according to the new standard.

Debt Market

Yankee Bonds Price Evolution

The following chart shows the pricing of our five Yankee Bonds over the last twelve months compared to the iShares iBoxx Investment Grade Corporate Bond Fund Index:

Source: Bloomberg

(*) IShares Iboxx Investment Grade Corporate Bonds Fund Index is an exchange traded fund incorporated in the United States. The Index measures the performance of certain investment grade corporate bonds.

Ownership of the Company

Total Shareholders: 17,931

Conference Call Invitation

Endesa Chile is pleased to invite you to participate in a Conference Call with the management to review the results for the period, on Wednesday, April 25, 2012, 15:00 PM Eastern Time (16:00 PM Chilean Time). There will be a question and answer session following management's comments. Representing Endesa Chile will be Mr. Eduardo Escaffi, Chief Financial Officer, and the Investor Relations Team.

To participate, please dial +1 (617) 801 6888 or +1 (888) 286 8010 (toll free USA), approximately 10 minutes prior to the scheduled start time, Passcode ID: 40857330.

To access the phone replay, please dial +1 (617) 801 6888 or +1 (888) 286 8010 (toll free USA), Passcode ID: 69338567.

For this Conference Call you can access previously to the pre-registration site at:

https://www.theconferencingservice.com/prereg/key.process?key=PUNMTGY4G and make your registration quicker. If not, please connect approximately 15 minutes prior to the scheduled start time. You can also access to the conference call replay through our Investor Relations website at http://www.endesa.cl.

Contact Information

For further information, please contact us:

Susana Rey Investor Relations Director susana.rey@endesa.cl (56-2) 630 96 06

Catalina González Head of Investor Relations cbgs@endesa.cl (56-2) 630 9603	Juan Pablo Vicuña Investor Relations Associate jpvp@endesa.cl (56-2) 630 9585	Guillermo Berguecio Investor Relations Associate gabb@endesa.cl (56-2) 630 9506

Disclaimer

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Endesa Chile and its management with respect to, among other things: (1) Endesa Chile’s business plans; (2) Endesa Chile’s cost-reduction plans; (3) trends affecting Endesa Chile’s financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Endesa Chile or its subsidiaries. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Endesa Chile’s Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Endesa Chile undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ JOAQUÍN GALINDO V.
Joaquín Galindo V. Chief Executive Officer

Dated: April 26, 2012